Exhibit 12.1
BAR HARBOR BANKSHARES
82 MAIN STREET
BAR HARBOR, MAINE 04609

	At or for the
	Nine Months Ended	At or for the Year Ended December 31,
	September 30, 2008	2007	2006	2005	2004	2003

Ratio of Earnings to Fixed Charges
Including interest on deposits(1)	1.45	1.35	1.40	1.59	1.68	1.64
Excluding interest on deposits(2)	2.05	1.80	1.86	2.07	2.10	2.05

( a ) Net income from continuing operations	$6,314	$7,155	$6,879	$6,424	$5,732	$5,207
( b ) Income taxes	2,840	3,020	2,885	2,582	2,123	1,892
( c ) Interest expense on deposits	11,465	16,222	13,039	6,941	4,409	4,336
( d ) Interest expense on borrowings	8,693	12,684	11,410	8,395	7,136	6,739
( e ) Dividends on preferred shares	0	0	0	0	0	0

(1)	(a+b+c+d+e)/(c+d+e)

(2)	(a+b+d+e)/(d+e)